UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                               CRW Financial, Inc.

                                (Name of Issuer)

                                  Common Stock


                         (Title of Class of Securities)

                                    126276104

                                 (CUSIP Number)


                                 Eustace W. Mita
                            308 East Lancaster Avenue
                               Wynnewood, PA 19096
                                 (610) 896-9202


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  126276104

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Eustace W. Mita
      ###-##-####
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                     |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- --------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                         19,100
     SHARES                _____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                          5,000
       EACH                _____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          19,100
       WITH                _____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                       5,000
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  24,100
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  IN
- --------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        CRW Financial, Inc. (the "Issuer") Common Stock, par value $0.01 per share ("Common Stock"). The principal executive offices of CRW Financial, Inc. are located at 443 South Gulph Road, King of Prussia, PA 19406.
st

Item 2. Identity and Background.

        (a) Name: Eustace W. Mita

        (b) Residence or business address: 308 East Lancaster Avenue
                                           Wynnewood, PA  19096

        (c) Present principal occupation:  Managing Director of Half-A-Car, Inc.
                                           308 East Lancaster Avenue
                                           Wynnewood, PA  19096

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

        (f) Citizenship: United States


Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Securities of the Issuer beneficially owned by the Reporting Person as set forth herein were purchased for investment. The Reporting Person does not at this time have any plans or proposals with respect to the issuer as described in Item 4(a)-(j) of Schedule 13D. Subject to availability, price and applicable laws and regulations, the Reporting Person may purchase additional shares of Common Stock or other securities of the Issuer or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as he may from time to time determine.

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 23, 1996 the Reporting Person beneficially owned 24,100 shares of Common Stock. This constitutes approximately 2.0% of the outstanding shares of Common Stock.

         (b) The Reporting Person currently has (i) sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 19,100 shares of the Common Stock beneficially owned by him and, (ii) shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of 5,000 shares of Common Stock beneficially owned by five trusts with respect to five minor children of the Reporting Person, for which the Reporting Person serves as co-trustee.

         (c) In open-market transactions, the Reporting Person sold 5,700 shares on August 1, 1996 for $190,980, 26,000 shares on August 2, 1996 for $876,270, 2,500 shares on August 5, 1996 for $88,495, 1,700 shares on August 6, 1996 for $63,995 and
                  35,000 shares on August 7, 1996 for $1,220,850.

         (d)      Not applicable.

         (e) The Reporting Person became the beneficial owner of less than 5% of the outstanding shares of Common Stock on August 7, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Eustace Wolfington, the Reporting Person's uncle, owns 71,219 shares of Common Stock and Brian O'Neill, the Reporting Person's cousin, beneficially owns 773,731 shares of Common Stock (including 605,128 shares of Common Stock issuable pursuant to exercises of options and warrants to purchase Common Stock and shares issuable pursuant to conversion of a subordinated convertible note). On July 19, 1995, Mr. Wolfington, Mr. O'Neill and the Reporting Person had reached an oral understanding to consider under mutually agreeable circumstances possibly voting together with respect to certain matters submitted to a vote of the Company's stockholders. During August 1996, however, such individuals decided not to further consider voting together with respect to any matter submitted to a vote of the stockholder of the Company. The Reporting Person disclaims being part of any group with respect to the Issuer.

Item 7. Material to Be Filed as Exhibits.

        None.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: August 26, 1996                             /s/     EUSTACE W. MITA
       ---------------------------               -------------------------------
                                                          EUSTACE W. MITA